EXHIBIT 99

COMPUTERSHARE
100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

Date: February 27, 2012

To: All Canadian Securities Regulatory Authorities

Subject: MAGNA INTERNATIONAL INC.



Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:


Meeting Type :
                          Annual Meeting
Record Date for Notice of Meeting :
       23/03/2012
Record Date for Voting (if applicable) :
23/03/2012

Beneficial Ownership Determination Date :
23/03/2012

Meeting Date :                            10/05/2012
Meeting Location (if available) :
         Toronto, ON




Voting Security Details:

Description
CUSIP Number
  ISIN
COMMON
       559222401
CA5592224011



Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for MAGNA INTERNATIONAL INC.